UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42289

Luda Technology Group Limited

Unit H, 13/F, Kaiser Estate Phase 2
47-53 Man Yue Street
Hung Hom, Kowloon
Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On March 18, 2025, Luda Technology Group Limited issued a press release (the “Press Release”) as Exhibit 99.1 to this Form 6-K, announcing the fund investment.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated March 18, 2025

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUDA TECHNOLOGY GROUP LIMITED

By:	/s/ Ma Biu
Name:	Ma Biu
Title:	Chief Executive Officer

Date: March 18, 2025

3